UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)

	June 30,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$2,236.8	$2,134.3
Short term investments	654.4	669.8
Trade receivables, net	1,291.4	1,089.2
Inventories	606.7	548.5
Deferred income tax assets	94.2	89.3
Other current assets	279.0	293.7

Total current assets	5,162.5	4,824.8

Long term investments	36.7	41.8
Property, plant and equipment, net	1,100.9	1,030.0
Intangible assets, net	103.7	89.6
Goodwill	635.8	626.0
Long term deferred income tax assets	338.7	322.1
Other assets	84.0	81.3

Total assets	$7,462.3	$7,015.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$249.6	$208.7
Short term borrowings	1,598.9	1,751.1
Current maturities of long term debt	1.9	1.3
Other current liabilities	951.3	901.1

Total current liabilities	2,801.7	2,862.2

Long term debt, net of current maturities	53.5	52.2
Long term deferred income tax liabilities	23.4	23.9
Other long term liabilities	721.9	702.6
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 328,955,000
shares authorized; 312,188,283 shares issued and
298,996,242 shares outstanding at June 30, 2008;
311,735,728 shares issued and 297,662,706 shares
outstanding at December 31, 2007	43.2	43.1
Additional paid-in capital	1,415.7	1,299.8
Accumulated other comprehensive income	274.5	203.0
Retained earnings	3,631.2	3,392.2
Treasury shares, at cost; 13,192,041 shares at June 30, 2008
and 14,073,022 shares at December 31, 2007	(1,502.8)	(1,563.4)

Total shareholders' equity	3,861.8	3,374.7

Total liabilities and shareholders' equity	$7,462.3	$7,015.6

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Sales	$1,735.2	$1,471.5	$3,271.6	$2,794.2
Cost of goods sold	414.5	353.3	812.8	702.3

Gross profit	1,320.7	1,118.2	2,458.8	2,091.9

Selling, general and administrative	526.9	431.5	1,011.1	848.6
Research and development	142.2	139.9	287.1	273.4
Amortization of intangibles	6.0	10.3	14.9	30.3

Operating income	645.6	536.5	1,145.7	939.6

Other income (expense):
Gain (loss) from foreign currency, net	(3.2)	2.0	2.7	5.0
Interest income	20.5	14.9	46.2	34.8
Interest expense	(14.4)	(11.4)	(31.8)	(21.2)
Other, net	0.7	10.4	(10.1)	18.3

Earnings before income taxes	649.2	552.4	1,152.7	976.5

Income taxes	82.8	104.0	156.9	181.9

Net earnings	$566.4	$448.4	$995.8	$794.6

Basic earnings per common share	$1.90	$1.50	$3.34	$2.66

Diluted earnings per common share	$1.88	$1.48	$3.30	$2.62

Basic weighted average common shares	298,477,807	298,285,773	298,100,370	298,993,430

Diluted weighted average common shares	301,986,076	302,148,378	301,558,546	302,936,422

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Six months ended June 30,
	2008	2007

Cash provided by (used in) operating activities:
Net earnings	$995.8	$794.6
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	85.1	82.4
Amortization of intangibles	14.9	30.3
Share-based payments	53.5	56.2
Tax benefits from share-based compensation	6.1	10.8
Deferred income taxes	(23.4)	(29.8)
Loss (gain) on sale of assets	0.4	(14.3)
Unrealized depreciation (appreciation) on trading securities	9.9	(2.7)
Other	--	0.1
Changes in operating assets and liabilities:
Trading securities	--	(520.8)
Trade receivables	(162.3)	(122.9)
Inventories	(21.5)	(11.8)
Other assets	18.3	(6.4)
Accounts payable and other current liabilities	77.6	37.2
Other long term liabilities	17.6	43.8
Net cash from operating activities	1,072.0	346.7

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(127.2)	(88.7)
Purchases of intangible assets	(28.2)	(0.1)
Purchases of investments	(37.2)	(23.4)
Proceeds from sales and maturities of investments	41.1	135.7
Other	2.0	1.5
Net cash from investing activities	(149.5)	25.0

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(185.7)	(112.5)
Proceeds from issuance of long term debt	--	0.8
Repayment of long term debt	(0.7)	(5.4)
Dividends on common shares	(749.7)	(612.8)
Acquisition of treasury shares	(21.4)	(744.3)
Proceeds from exercise of stock options	93.4	127.8
Tax benefits from share-based payment arrangements	38.2	59.3
Net cash from financing activities	(825.9)	(1,287.1)

Effect of exchange rates on cash and cash equivalents	5.9	2.5

Net increase (decrease) in cash and cash equivalents	102.5	(912.9)
Cash and cash equivalents, beginning of period	2,134.3	1,489.2

Cash and cash equivalents, end of period	$2,236.8	$576.3

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$31.0	$20.8
Income taxes	$112.4	$79.5

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owned 230,137,500 common shares of Alcon at June 30, 2008. Subsequent to June 30, 2008, Nestlé sold approximately 74 million of its Alcon common shares, as discussed in note 13 to the condensed consolidated financial statements.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2007 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Basic weighted average common shares
outstanding	298,477,807	298,285,773	298,100,370	298,993,430
Effect of dilutive securities:
Employee stock options	2,918,094	3,701,056	2,978,647	3,826,986
Share-settled stock appreciation rights	408,904	67,121	317,872	34,929
Share-settled restricted share units	51,630	12,786	36,103	10,597
Contingent restricted common shares	129,641	81,642	125,554	70,480

Diluted weighted average common shares
outstanding	301,986,076	302,148,378	301,558,546	302,936,422

Certain executives of the Company had deferred the receipt of 147,580 and 161,097 Alcon common shares at June 30, 2008 and 2007, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP"). Alcon common shares held in the DCP were reflected as outstanding in the consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The computations of diluted weighted average common shares outstanding for the periods ended June 30, 2008 and 2007 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2008	2007

Stock options	133,042	190,160
Share-settled stock appreciation rights	18,356	1,446,930

The effect of their inclusion would have been anti-dilutive.

(3)	Cash Flows—Supplemental Disclosure

Non-Cash Financing Activities

(a)

During the six-month periods ended June 30, 2008 and 2007, certain individuals terminated employment prior to the vesting of their restricted Alcon common shares and forfeited 11,547 shares and 4,493 shares, respectively. The forfeited shares were recorded as treasury shares during the respective periods.

(b)

During the six-month periods ended June 30, 2008 and 2007, $0.4 and $0.3, respectively, of dividends, applicable to Alcon common shares that previously were deferred into the Alcon Executive Deferred Compensation Plan, were not paid in cash but were credited to additional paid-in capital until such dividends are delivered in common shares.

Changes in Presentation

Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," became effective for fiscal years beginning after November 15, 2007 and generally does not permit retrospective application. SFAS No. 159 amends SFAS No. 95, "Statements of Cash Flows," and directs entities to classify cash receipts and cash payments related to items measured at fair value according to their nature and purpose. As a result, cash receipts and payments related to trading securities, which were reported in net cash from operating activities in the 2007 period, were reported in cash flows from investing activities in the 2008 period and cash flows for the 2008 period are not directly comparable to the 2007 period. Cash payments and receipts related to available-for-sale securities have been included in cash flows from investing activities in both the 2008 and 2007 periods.

(4)	Supplemental Balance Sheet Information

	June 30,	December 31,
	2008	2007
Inventories, at Lower of Cost or Market
Finished goods	$371.7	$337.6
Work in process	53.3	47.8
Raw materials	181.7	163.1

Total	$606.7	$548.5

	June 30,	December 31,
	2008	2007
Property, Plant and Equipment, Net
Property, plant and equipment, at cost	$2,302.4	$2,125.7
Accumulated depreciation	(1,201.5)	(1,095.7)

Net	$1,100.9	$1,030.0

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

	June 30,	December 31,
	2008	2007
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$358.1	$283.0
Unrealized gains (losses) on investments, net of income taxes	(8.8)	(3.2)
Unrecognized postretirement benefits losses and prior service costs,
net of tax benefits	(74.8)	(76.8)

Total	$274.5	$203.0

(5)	Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." The standard defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and expands fair value financial statement disclosure requirements. SFAS No. 157 does not require any new fair value measurements.

Financial instruments, such as equity or fixed income securities, other investments and derivatives, are presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value. The SFAS No. 157 hierarchical levels, based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liabilities through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, certain mortgage backed securities, certain collateralized mortgage obligations, certain foreign exchange derivatives and certain interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the asset or liability. These inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company's liabilities carried at fair value in this category consist of certain interest rate derivatives.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

The majority of the Company's corporate investments are held in funds professionally managed by investment advisors. The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds sometimes may be unavailable to allow the Company to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classifies these fund investments as Level 3. For other fund investments for which fund holdings are available, the Company is able to properly assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examining significant inputs and material balances in each investment and the techniques they employ to value the underlying securities within the respective funds.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of June 30, 2008

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$60.1	$442.7	$502.8
Available-for-sale securities	34.3	154.0	--	188.3
Foreign exchange derivatives	--	0.9	--	0.9
Interest rate derivatives	--	0.7	--	0.7

Total	$34.3	$215.7	$442.7	$692.7

Financial Liabilities
Foreign exchange derivatives	$--	$4.7	$--	$4.7
Interest rate derivatives	--	--	3.0	3.0

Total	$--	$4.7	$3.0	$7.7

Cash and cash investments of $2,236.8 and long term investments accounted for under the equity method of $8.8 were excluded from this table.

Level 3 Gains and Losses

At June 30, 2008, there were two types of financial assets and liabilities currently included in Level 3: trading securities and interest rate derivatives. The trading securities were professionally managed investment funds, which included fixed income funds of $243.5, a bank loan fund of $59.1 and hedge funds of $140.1. The financial assets and liabilities included in Level 3 were approximately 64% of the total amounts measured at fair value on a recurring basis. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other valuation techniques. If more than an insignificant proportion of a particular fund’s assets were Level 3, the entire fund was classified as Level 3, although many of the fund's individual holdings may meet the definition of Level 1 or Level 2. The Level 3 interest rate derivatives were held by WaveLight AG prior to the Company's acquisition of a majority stake in it in November 2007 and appear to be more speculative in nature than the Company's customary practice. During the three months ended June 30, 2008, WaveLight closed several of these derivatives. WaveLight expects to close or settle the remaining contracts before March 2009.

Total gains or losses (realized and unrealized) included in earnings before income taxes for financial assets and liabilities classified as Level 3 were a component of Other, net, in the consolidated statements of earnings. For the six months ended June 30, 2008, there were losses (realized and unrealized) of $6.6 from trading securities, and the

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Company received proceeds from sales of Level 3 trading securities of $36.2. The Company included $0.2 in other comprehensive income related to the foreign exchange impact on the Level 3 interest rate derivatives. Realized and unrealized losses during the period were approximately 1% of the beginning balance for Level 3 trading securities and did not negatively affect or impact operations, liquidity, or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during six months ended June 30, 2008.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$485.5	$(2.5)	$483.0
Total gains or losses (realized/unrealized)
Included in earnings before income taxes	(6.6)	(0.5)	(7.1)
Included in other comprehensive income	--	(0.2)	(0.2)

Purchases of investments	--	--	--
Proceeds on sales	(36.2)	0.2	(36.0)
Transfers in and/or out of Level 3	--	--	--

Ending balance	$442.7	$(3.0)	$439.7

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in Other, net, as follows:

	Three months ended	Six months ended
	June 30, 2008	June 30, 2008

Net gains (losses) included in earnings for the period	$3.1	$(7.1)

Change in unrealized gains (losses) related to assets still held
at reporting date	$3.6	$(6.4)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach, and cost approach. The Company valued its Level 3 financial assets and liabilities at June 30, 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

present value techniques, option-pricing models, binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used. Professionally managed investment funds may use a combination of market, income and cost approach. The selection of the valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

(6)	Impairment of Long-Lived Assets Held and Used

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During the six months ended June 30, 2007, the Company recognized losses totaling $32.7 related to the impairment of certain plant, equipment and intangible assets used in its refractive product line and to the valuation of refractive product inventories. The losses were recorded in cost of goods sold ($24.0) and amortization of intangibles ($8.7) in the condensed consolidated statements of earnings for the six months ended June 30, 2007.

During March 2007, in connection with the Company's ongoing review of its refractive product line, the Company determined that the carrying amounts of long-lived assets used in the refractive product line probably would not be recovered through the respective projected cash flows, although the Company continued to use those assets. Consequently, the impairment review was conducted using the then-latest projections on a gross basis to determine whether the carrying amounts of the refractive assets were recoverable. After the carrying amounts were determined not recoverable, a traditional discounted cash flow calculation was used to estimate the fair values of the refractive assets for the purpose of measuring the impairment losses, as the Company believes this approach provided the most reasonable estimate of the fair values of those assets.

(7)	Intangible Assets and Goodwill

	June 30, 2008		December 31, 2007
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets Subject to Amortization
Licensed technology	$330.9	(278.2)	$302.6	$(266.7)
Other	159.4	(108.4)	152.8	(99.1)

Total	$490.3	(386.6)	$455.4	$(365.8)

In June 2008, the Company entered into a patent cross-licensing agreement under which it paid a lump sum of $31 for certain paid-up, non-exclusive, worldwide licenses related to coating systems used in intraocular lens insertion devices. The Company reported $22.5 of the amount paid as an intangible asset with a remaining useful life of approximately 8 years. The remaining $8.5 of the amount paid was reported in selling, general and

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

administrative expenses, as was also the $10 lump sum received by the Company in exchange for certain paid-up, non-exclusive, worldwide licenses related to intraocular lenses.

The changes in the carrying amount of goodwill for the six months ended June 30, 2008 were as follows:

	United States	International
	Segment	Segment	Total
Goodwill
Balance, December 31, 2007	$387.6	$238.4	$626.0
Business acquisition adjustment	1.2	0.5	1.7
Impact of changes in foreign exchange rates	4.6	3.5	8.1

Balance, June 30, 2008	$393.4	$242.4	$635.8

(8)	Short Term Borrowings and Long Term Debt

	June 30,	December 31,
	2008	2007
Short Term Borrowings
Lines of credit	$364.9	$318.7
Commercial paper	1,066.6	1,261.3
From affiliates	125.2	132.6
Bank overdrafts	42.2	38.5

Total short term borrowings	$1,598.9	$1,751.1

At June 30, 2008, the Company had unsecured credit and commercial paper facilities totaling $2,811.2, including bank overdraft agreements, with third parties that were denominated in various currencies. As of June 30, 2008, total borrowings from Nestlé and its subsidiaries were $125.2 under unsecured revolving credit facilities of $403.6.

	June 30,	December 31,
	2008	2007

Long Term Debt
License obligations	$5.0	$5.4
Bank loan	48.0	45.7
Other	2.4	2.4

Total long term debt	55.4	53.5
Less current maturities of long term debt	1.9	1.3

Long term debt, net of current maturities	$53.5	$52.2

(9)	Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service ("IRS") commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007 that is anticipated to be completed by the end of 2008. The Company also currently

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

is subject to income tax examinations by various state, local and foreign tax authorities. In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering all material intercompany transactions through the year 2014 involving the Company and its subsidiaries in these two jurisdictions. During the third quarter of 2007, the Company and the IRS completed negotiations with respect to the APA, and the IRS submitted its recommended negotiating position to the U.S. competent authority in October 2007. During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company expects that the Swiss-U.S. APA will be finalized in 2008 and the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated and that the possibility of a significant increase during the next 12 months in the amount of unrecognized tax benefits reflected in the Tax Reserves related to periods through the end of this reporting period is remote. However, the Company believes it is reasonably possible that the Tax Reserves could be substantially eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing and prior year refractive product line restructuring.

The total amount of gross unrecognized tax benefits included in the Tax Reserves and the amount that would impact the effective tax rate, if recognized, did not change materially during the first six months of 2008. The Company's policy is to classify interest and penalties in tax expense. The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first six months of 2008. At June 30, 2008, the Company included $200.8 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

The Company expects to realize certain Swiss tax benefits for its commitment to relocate and significantly expand its global administration operations in Switzerland beginning in 2008. The initial term of these benefits is expected to continue for a period of five years. These benefits would be extended for an additional five years if the Company fulfills certain employment commitments and maintains these commitments through 2022.

(10)	Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended June 30,	2008	2007	2008	2007	2008	2007

United States	$787.9	$736.4	$436.9	$407.3	$8.8	$14.4
International	947.3	735.1	404.4	312.9	21.2	15.6

Segments total	1,735.2	1,471.5	841.3	720.2	30.0	30.0
Manufacturing operations	--	--	(10.1)	(9.5)	12.1	10.6
Research and development	--	--	(120.1)	(120.5)	3.9	4.3
General corporate	--	--	(45.7)	(32.8)	3.7	1.1
Share-based compensation	--	--	(19.8)	(20.9)	--	--

Total	$1,735.2	$1,471.5	$645.6	$536.5	$49.7	$46.0

					Depreciation and
	Sales		Operating Income		Amortization
Six months ended June 30,	2008	2007	2008	2007	2008	2007

United States	$1,459.9	$1,370.8	$803.4	$747.3	$20.0	$30.8
International	1,811.7	1,423.4	758.4	604.4	41.7	32.5

Segments total	3,271.6	2,794.2	1,561.8	1,351.7	61.7	63.3
Manufacturing operations	--	--	(23.9)	(20.6)	23.2	20.9
Research and development	--	--	(235.6)	(230.2)	7.8	7.6
General corporate	--	--	(102.8)	(100.9)	7.3	20.9
Share-based compensation	--	--	(53.8)	(60.4)	--	--

Total	$3,271.6	$2,794.2	$1,145.7	$939.6	$100.0	$112.7

For the six months ended June 30, 2007, losses related to the impairment discussed in note 6 increased general corporate expenses within operating income by $32.7 and increased depreciation and amortization by $18.6.

Sales to one customer of the United States business segment represented $354.6 of the Company's consolidated sales in the six months ended June 30, 2008.

(11)	Share-Based Compensation Plans

On February 6, 2008, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant effective February 11, 2008 to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 1.2 million common shares at $147.54 per share, the closing market price on the date of the grant, February 11, 2008. The SSARs and stock options are scheduled to become exercisable in 2011 and expire in 2018. The board also approved the grant effective February 11, 2008 to certain employees of approximately 300,000 share-settled restricted share units ("RSUs"). The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60. Alcon's board of directors also approved the grant effective February 11, 2008 of approximately 37,000 performance share units to the senior executive officers and other selected executives. The performance share units are designed to award additional compensation in the form of Alcon shares if a three-year cumulative earnings per share target is met. The final

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

award may be adjusted by a total shareholder return multiplier. The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 60.

On May 6, 2008, the Company's board of directors approved an award effective May 9, 2008 to each non-employee director of Alcon of 1,500 SSARs and 425 RSUs. The exercise price of a SSAR was set at the closing price of one Alcon common share, as reported on the New York Stock Exchange on the date of grant, May 9, 2008, which was $154.65. Both the SSARs and RSUs have a three-year cliff vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

The weighted average grant-date "fair value" of stock options and SSARs granted during the six months ended June 30, 2008 was $38.40 per instrument. The "fair value" of each stock option and SSAR grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Six months ended
June 30, 2008

Expected volatility	29.5%
Risk-free interest rate	2.67%
Expected dividend yield	1.5%
Expected term	5 years

      The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company's historic dividend yield since 2003 and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

The weighted average grant-date "fair value" of performance share units granted during the period ended June 30, 2008 was $151.83 per instrument. The "fair value" of each performance share unit was estimated as of the date of grant using a Monte Carlo valuation model with the following weighted average assumptions:

Six months ended
June, 2008

Expected volatility	29.5%
Risk-free interest rate	2.10%
Expected dividend yield	1.5%
Expected term	3 years

Forfeitures were estimated based on historical experience.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended June 30,
	2008	2007

Total share-based equity award costs applicable for period	$17.1	$18.6
Costs capitalized in inventory	1.4	1.8

Costs recognized in operating income	18.5	20.4
Less tax benefit recognized in net earnings	5.6	6.4

Reduction to net earnings	$12.9	$14.0

	Six months ended June 30,
	2008	2007

Total share-based equity award costs applicable for period	$53.9	$56.4
Costs capitalized in inventory	(0.4)	(0.2)

Costs recognized in operating income	53.5	56.2
Less tax benefit recognized in net earnings	17.2	18.3

Reduction to net earnings	$36.3	$37.9

The effects of share-based liability awards on operating income for the three months ended June 30, 2008 and 2007, were a decrease of $1.3 and a decrease of $0.5, respectively. The effects of share-based liability awards on operating income for the six months ended June 30, 2008 and 2007 were a decrease of $0.3 and a decrease of $4.2, respectively.

The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan. At June 30, 2008, these outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 2.7 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003. In April 2008, as discussed in note 13, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. The board of directors will review all share repurchase programs at a future board meeting.

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

(12)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits
Three months ended June 30,	2008	2007	2008	2007
Service cost	$6.1	$4.7	$3.2	$3.0
Interest cost	6.0	4.9	3.7	3.4
Expected return on assets	(0.6)	(0.2)	(2.8)	(2.6)
Prior service cost	(0.2)	(0.2)	0.1	0.2
Net losses (gains)	1.5	1.3	0.3	0.3

Net periodic benefit cost	$12.8	$10.5	$4.5	$4.3

	Pension Benefits		Postretirement Benefits
Six months ended June 30,	2008	2007	2008	2007
Service cost	$12.2	$9.3	$6.5	$5.9
Interest cost	11.9	9.8	7.4	6.7
Expected return on assets	(1.1)	(0.4)	(5.5)	(4.9)
Prior service cost	(0.4)	(0.4)	0.2	0.3
Net losses (gains)	3.0	2.6	0.6	0.6

Net periodic benefit cost	$25.6	$20.9	$9.2	$8.6

The Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective January 1, 2008. The Company elected to utilize the alternate transition method to transition the measurement date for its defined pension benefit plan in Japan from September 30 to December 31. Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2008, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $14.9, short term investments of $213.5 and long term investments of $32.1) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(13)	Shareholders' Equity

(a)	Share Cancellation

On May 6, 2008, the Company's shareholders approved the cancellation of 7,657,400 Alcon common shares, which the Company purchased during 2007. After the fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2008.

(b)	Shareholder Agreement

On April 7, 2008, Nestlé and Novartis AG ("Novartis") announced that they reached an agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The agreement also provides for the expansion of the Alcon board of directors from eight to ten members upon the completion of the sale, with one of the additional members designated by Nestlé and one designated by Novartis. Alcon's shareholders voted to expand the Alcon board and elected two new directors at Alcon's annual general meeting held on May 6, 2008 in Zug, Switzerland. James Singh, Nestlé's executive vice president and chief financial officer and Nestlé's designee, and Daniel Vasella, M.D., chairman and chief executive officer of Novartis and Novartis' designee, were elected to these two director positions and joined Alcon's board upon the closing of the sale transaction on July 7, 2008.

The agreement between Nestlé and Novartis also contains put and call option rights on the approximately 156 million balance of Alcon shares owned by Nestlé. The option rights commence on January 1, 2010 and expire on July 31, 2011. As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé’s remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the options rights is subject to regulatory approvals. The exercise of the call or put option rights would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of all outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(c)	Share Repurchase Agreement Terminated

In March 2008, as a result of the agreement between Nestlé and Novartis discussed above, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1,100.0 of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S. Securities Exchange Act of 1934 Rule 10b-18.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of June 30, 2008, the Company had remaining authorization to purchase up to 2.7 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. The board of directors will review all share repurchase programs at a future board meeting.

(14)	Commitments and Contingencies

Alcon has joined with its commercial partners in filing patent infringement actions against three different generic drug companies. All of these generic drug companies are seeking United States Food and Drug Administration ("FDA") approval to market a generic version of an Alcon product under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.) As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon. The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

HealthCare's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. As a result of the lawsuit filing, the FDA must delay any approval of Teva's Vigamox® ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents. The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008. Judgment is not expected until the first half of 2009. Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product well before the 2020 expiration of the Alcon patent. Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product. Alcon's raw material supplier, Kyowa Hakko Kogyo Co. Ltd., holds another United States patent that has not been challenged in this case and expires on December 18, 2010. The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa Hakko, will expire in 2015. Alcon and Kyowa Hakko as co-plaintiffs filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006, in the U.S. District Court in Indianapolis, Indiana. As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been rescheduled for early March 2009. Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product. Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa Hakko and Alcon, the Barr ANDA is also challenging Kyowa Hakko's composition patent on olopatadine, the active agent in Patanol®. The 30-month period after which the FDA could approve Barr's generic product will expire at the end of March 2010, nine months before the Kyowa Hakko composition patent expires. Alcon and Kyowa Hakko filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007. As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. Trial has been scheduled for late October 2009. Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010. Such competition would be expected to impact significantly the Company's sales and profits.

On April 17, 2008, Synergetics USA, Inc., a microsurgical device company, announced in a press release that it had filed a civil antitrust lawsuit in the United States District Court for the Southern District of New York against Alcon and its subsidiary, Alcon Laboratories, Inc. Synergetics asserts that it has suffered losses resulting from what Synergetics alleges were unlawful/unfair practices and seeks a recovery that it claims could exceed $100 million. Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics' products, particularly of its line of light sources, light pipes and other accessories. Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors. While there can be no assurance that an adverse outcome in the case cannot occur, the Company has reviewed the Synergetics allegations and believes that they are without merit. On June 23, 2008, the Company filed its answer and counterclaim in the District Court. The Company intends to vigorously defend itself in the case and is seeking

ALCON, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(in millions, except share and per share data)

in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2008 compared to three months ended June 30, 2007

The following discussion compares operations for the three months ended June 30, 2008 to operations for the three months ended June 30, 2007.

Sales

The Company's global sales increased 17.9% to $1,735.2 million for the three months ended June 30, 2008 from the same period in 2007. Of this increase, 6.7% was attributable to favorable foreign exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 11.2%, driven primarily by volume growth during the three months ended June 30, 2008.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2008	2007	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$407.5	$376.5	8.2%	--%	8.2%
Surgical	276.4	257.2	7.5	--	7.5
Consumer Eye Care	104.0	102.7	1.3	--	1.3

Total United States Sales	787.9	736.4	7.0	--	7.0

Alcon International:
Pharmaceutical	337.6	257.3	31.2	13.4	17.8
Surgical	492.3	375.2	31.2	14.2	17.0
Consumer Eye Care	117.4	102.6	14.4	11.2	3.2

Total International Sales	947.3	735.1	28.9	13.5	15.4

Total Global Sales	$1,735.2	$1,471.5	17.9	6.7	11.2

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2008 reported amounts, calculated using 2007 monthly average exchange rates, to the actual 2007 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 7.0% to $787.9 million in the three months ended June 30, 2008, from $736.4 million in the comparable period in 2007. U.S. Pharmaceutical sales growth came from two of our glaucoma products – TRAVATAN Z® ophthalmic solution and Azopt® ophthalmic suspension, NEVANC® ophthalmic suspension for inflammation, CIPRODEX® otic suspension, and the initial distribution and launch of Patanase® nasal spray subsequent to its approval in April 2008 by the U.S. Food and Drug Administration ("FDA”). Surgical sales in the United States benefited from increased sales of AcrySof® intraocular lenses, including AcrySof® IQ aspheric intraocular lenses, AcrySof® ReSTOR® multifocal intraocular lenses and AcrySof ® Toric intraocular lenses, as well as higher sales of other cataract, vitreoretinal and refractive products. The increase in U.S. Consumer Eye

Care sales reflected sales growth of OPTI-FREE® RepleniSH® multi-purpose disinfecting solution for contact lenses and Systane® lubricant eye drops.

Alcon International sales increased 28.9% (15.4% in constant currency) to $947.3 million in the three months ended June 30, 2008, from $735.1 million in the same period of 2007. The markets in Japan, Germany and Spain led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in almost all major therapeutic areas. Growth in Surgical sales outside the United States came from cataract and vitreoretinal products, as well as from the AcrySof® family of intraocular lenses, including AcrySof® IQ and AcrySof® ReSTOR® intraocular lenses, and refractive products. Higher sales of Systane® and Tears Naturale® lubricant eye drops primarily drove the increase in International sales of Consumer Eye Care products.

	Three Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2008	2007	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$233.1	$208.0	12.1%
Glaucoma	252.4	198.9	26.9
Allergy	168.2	159.8	5.3
Otic/nasal	100.8	86.4	16.7
Other pharmaceuticals/rebates	(9.4)	(19.3)	N/M

Total Pharmaceutical	745.1	633.8	17.6	5.5%	12.1%

Intraocular lenses	288.6	233.7	23.5
Cataract/vitreoretinal	449.5	389.0	15.6
Refractive	30.6	9.7	215.5

Total Surgical	768.7	632.4	21.6	8.5	13.1

Contact lens disinfectants	122.3	116.9	4.6
Artificial tears	69.7	59.1	17.9
Other	29.4	29.3	0.3

Total Consumer Eye Care	221.4	205.3	7.8	5.6	2.2

Total Global Sales	$1,735.2	$1,471.5	17.9	6.7	11.2

N/M - Not Meaningful

(a)	See (a) on previous table.
Note:	Certain 2007 details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 17.6% (12.1% in constant currency) to $745.1 million in the three months ended June 30, 2008. Sales of key products in most major therapeutic categories reflected volume gains.

Our glaucoma products include TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav™ ophthalmic solution. TRAVATAN Z® enables doctors to help glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin. DuoTrav™ is a combination of the prostaglandin analogue travoprost in TRAVATAN® with the beta blocker timolol and is marketed in several European Union countries, Canada and Australia. Combined sales of our family of TRAVATAN® products grew 35.6% for the three months ended June 30, 2008. A portion of this growth in International markets is attributable to our launch of TRAVATANZ™ ophthalmic solution in Japan during the fourth quarter of 2007. U.S. sales rose due to market share gains. During the three months ended June 30, 2008, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 29.5% sales increase from growth in both the U.S. and International markets.

Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 44.4% outside the United States compared to 2007, while in the United States, sales of Vigamox® grew less than 1.0% due to share growth in a slowing market during the three months ended June 30, 2008. Global sales of Vigamox® increased 5.4%. (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.) Sales of TobraDex® ophthalmic suspension and ointment, our combination drug for the treatment of infection and inflammation, rose 4.1%, due to growth outside the United States during the three months ended June 30, 2008 over the same period of the prior year.

NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of NEVANAC® grew 39.4% in the three months ended June 30, 2008 over the same period of the prior year due to increased use of NSAIDs after cataract surgery.

Global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 5.1% in the three months ended June 30, 2008. Despite a mild allergy season in the United States, combined sales of Patanol® and Pataday™ benefited from market share gains in the United States and growth outside the United States. Slower growth in the most recent quarter is due to a shift in the timing of wholesaler purchases for the spring allergy season of 2007 from the first quarter to the second quarter of 2007.

Sales of otic/nasal products increased 16.7% in the three months ended June 30, 2008 over the same period of 2007. The increase in this category reflects the initial distribution and U.S. launch of Patanase® nasal spray in May 2008 and U.S. market share gains for CIPRODEX® otic suspension. (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer HealthCare AG.)

The improvement in the other pharmaceuticals/rebates line for the three months ended June 30, 2008 compared to 2007 was the result of growth in sales of various miscellaneous products and a reduction in sales return provisions.

Surgical

Global sales of our surgical products grew 21.6% (13.1% in constant currency) to $768.7 million in the three months ended June 30, 2008, compared to 2007. Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the majority of the growth. The acquisition of a majority interest in WaveLight AG in November 2007 expanded sales of our refractive products for this period in 2008.

Sales of intraocular lenses increased 23.5% in the three months ended June 30, 2008. This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced monofocal intraocular lenses to our higher priced AcrySof® IQ aspheric intraocular lenses. We also experienced sales growth in our advanced technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens that corrects for presbyopia and the AcrySof® Toric intraocular lens that corrects for astigmatism. We began selling the AcrySof® ReSTOR® Aspheric apodized diffractive intraocular lens for the visual correction of aphakia following cataract surgery in the third quarter of 2007. Global sales of our advanced technology lenses grew 52.0% in the three months ended June 30, 2008 compared to 2007.

Sales of other surgical products grew faster in the International markets from improving financial conditions in those markets and from introduction of products in new markets. Global sales of cataract procedure packs and phaco cassette packs rose 19.1% and 15.1%, respectively. Sales of viscoelastics increased 17.6%. Sales of vitreoretinal machine packs grew 34.0% and sales of other vitreoretinal disposables produced a 22.7% increase.

Refractive sales rose 215.5% to $30.6 million for the three months ended June 30, 2008. Despite a decline in LADARVision® technology fees in 2008, refractive sales for the period increased as a result of third-party sales of WaveLight products and procedure fees. We acquired a controlling interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 7.8% (2.2% in constant currency) to $221.4 million in the three months ended June 30, 2008 compared to $205.3 million in the three months ended June 30, 2007. This increase is net of decreases from discontinuing certain private label consumer products with lower margins.

Sales of our contact lens disinfectants increased 4.6% in the three months ended June 30, 2008 compared to the same period in 2007. The increase was primarily from favorable foreign exchange rates. The 2007 second quarter included the positive impact of the recall of a competitor's product, which made the comparison to the second quarter of 2008 more challenging. Our OPTI-FREE® RepleniSH® multipurpose disinfecting solution has continued to gain market share from our older products, as well as from competitors, and has been introduced in a number of International markets.

Sales of our artificial tears products grew 17.9% over the same period. Higher sales of Systane® accounted for most of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in existing markets.

Gross Profit

Gross profit increased 18.1% to $1,320.7 million in the three months ended June 30, 2008 from $1,118.2 million in 2007, reflecting sales volume gains in all major product lines and favorable foreign exchange rates. Gross profit increased slightly as a percent of sales to 76.1% in the three months ended June 30, 2008 from 76.0% in 2007, mainly due to favorable product sales mix, price increases in the United States and manufacturing efficiencies. Gross profit margin in 2008 was negatively affected by costs related to the integration of WaveLight's operations and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses increased 22.1% to $526.9 million in the three months ended June 30, 2008 from $431.5 million in 2007. Selling, general and administrative expense as a percentage of sales increased to 30.4% in 2008 from 29.3% in 2007, due to costs for the start-up of the new shared service center in Fribourg, Switzerland, investment in additional sales force staffing in the United States, Japan and emerging markets, and the integration and operating expenses of WaveLight.

Research and development expenses increased 1.6% to $142.2 million (or 8.2% of sales) in the three months ended June 30, 2008 from $139.9 million (or 9.5% of sales) in 2007. The increase in research and development expenses was lower than normal primarily due to timing of project spending. Research and development expenses are expected to increase as a percent of sales in future quarters, as we complete enrollments in certain clinical studies.

Amortization of intangibles decreased to $6.0 million in the three months ended June 30, 2008, from $10.3 million in 2007. Amortization in 2008 included recognition of costs for intangibles acquired with WaveLight AG in November 2007. Certain license agreements for pharmaceutical products became fully amortized prior to the three months ended June 30, 2008, reducing amortization in that period.

Operating Income

Operating income increased 20.3% to $645.6 million in the three months ended June 30, 2008 from $536.5 million in 2007. This increase in 2008 primarily reflected increased sales volume, favorable sales mix and favorable foreign exchange rates in 2008. Selling, general and administrative expenses grew faster than sales due to the new shared service center, sales force additions and WaveLight expenses. However, research and development grew at a slower pace and amortization decreased such that total operating expenses grew slower than sales.

Alcon United States business segment operating income increased 7.3% to $436.9 million, or 55.4% of sales, in the three months ended June 30, 2008 from $407.3 million, or 55.3% of sales, in 2007. Operating income as a percent of sales improved slightly in 2008 as a result of sales volume gains and product mix. Amortization expense declined in the United States.

Alcon International business segment operating income increased 29.2% to $404.4 million, or 42.7% of sales, in the three months ended June 30, 2008 from $312.9 million, or 42.6% of sales in 2007. In 2008, operating income margins increased slightly as result of favorable exchange rates and slower growth in promotion and marketing expenses.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income increased 37.6% to $20.5 million in the three months ended June 30, 2008 from $14.9 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008. Interest expense rose 26.3% to $14.4 million in the three months ended June 30, 2008 from $11.4 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the three months ended June 30, 2008 and 2007 as follows:

	Three months ended June 30,
	2008	2007
	(in millions)
Realized gains (losses) on sale of equity and fixed income securities	$--	$10.8
Unrealized gains (losses) on investments classified as trading securities	0.7	(1.0)
Other	--	0.6

Total	$0.7	$10.4

Income Tax Expense

Income tax expense decreased to $82.8 million in the three months ended June 30, 2008 from $104.0 million in the second quarter of 2007. The effective tax rate was 12.8% in the three months ended June 30, 2008, compared to 18.8% in the three months ended June 30, 2007. The 12.8% effective tax rate for the three months ended June 30, 2008 reflected the combined effects of (i) product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the expiration of the research and experimentation tax credit at the end of 2007, and (iii) the Swiss tax benefits associated with the expansion of the Company's global administration operations.

Net Earnings

Net earnings increased 26.3% to $566.4 million in the three months ended June 30, 2008 from $448.4 million in the same period in 2007. This increase resulted from 2008 sales growth and from income tax reductions, partially offset by lower investment income.

Six months ended June 30, 2008 compared to six months ended June 30, 2007

The following discussion compares operations for the six months ended June 30, 2008 to operations for the six months ended June 30, 2007.

Sales

The Company's global sales increased 17.1% to $3,271.6 million for the six months ended June 30, 2008 from the same period in 2007. Of this increase, 6.8% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.3%, primarily reflecting volume growth during the six months ended June 30, 2008.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2008	2007	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$725.8	$683.1	6.3%	--%	6.3%
Surgical	530.4	491.3	8.0	--	8.0
Consumer Eye Care	203.7	196.4	3.7	--	3.7

Total United States Sales	1,459.9	1,370.8	6.5	--	6.5

Alcon International:
Pharmaceutical	647.7	505.2	28.2	12.9	15.3
Surgical	936.2	721.8	29.7	14.0	15.7
Consumer Eye Care	227.8	196.4	16.0	11.4	4.6

Total International Sales	1,811.7	1,423.4	27.3	13.3	14.0

Total Global Sales	$3,271.6	$2,794.2	17.1	6.8	10.3

(a)

Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2008 reported amounts, calculated using 2007 monthly average exchange rates, to the actual 2007 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 6.5% to $1,459.9 million in the six months ended June 30, 2008 from $1,370.8 million in the comparable period in 2007. U.S. Pharmaceutical sales reflected gains in all major therapeutic areas and the launch of Patanase® during the second quarter of 2008. U. S. pharmaceutical sales were negatively impacted by the reinstatement of a U.S. government rebate program in 2008 that had been discontinued in first quarter 2007 and wholesaler purchasing patterns of certain glaucoma products. Market share gains in several therapeutic categories partially offset slower or negative market growth in several product categories. Surgical sales in the United States benefited from increased sales of AcrySof ® intraocular lenses, as well as higher sales of other cataract, vitreoretinal and refractive products. The increase in U.S. Consumer Eye Care sales primarily resulted from sales growth of OPTI-FREE® RepleniSH® and of Systane®. These gains were partially offset by decreases from discontinuing certain private label consumer products with lower margins.

Alcon International sales increased 27.3% (14.0% in constant currency) to $1,811.7 million in the six months ended June 30, 2008, from $1,423.4 million in the same period of 2007. The markets in Japan, Spain, Russia, Australia and China led the sales growth in constant currency. Pharmaceutical sales outside of the United States grew in all major therapeutic areas. Growth in Surgical sales outside the United States came from AcrySof® intraocular lenses, including monofocal lenses and advanced technology lenses such as AcrySof® Toric and AcrySof® ReSTOR®, and disposable products associated with both cataract and vitreoretinal procedures. Higher sales of OPTI-FREE® RepleniSH®, as well as Systane® and Tears Naturale® lubricant eye drops, drove the increase in International sales of Consumer Eye Care products.

	Six Months Ended			Foreign	Change in
	June 30,			Currency	Constant
	2008	2007	Change	Change	Currency	(a)
	(in millions)
Global Product Sales

Infection/inflammation	$463.1	$411.1	12.6%
Glaucoma	463.1	384.6	20.4
Allergy	299.2	272.4	9.8
Otic/nasal	165.6	141.5	17.0
Other pharmaceuticals/rebates	(17.5)	(21.3)	N/M

Total Pharmaceutical	1,373.5	1,188.3	15.6	5.5%	10.1%

Intraocular lenses	549.5	444.7	23.6
Cataract/vitreoretinal	855.2	746.7	14.5
Refractive	61.9	21.7	185.3

Total Surgical	1,466.6	1,213.1	20.9	8.3	12.6

Contact lens disinfectants	236.7	218.9	8.1
Artificial tears	135.5	114.9	17.9
Other	59.3	59.0	0.5

Total Consumer Eye Care	431.5	392.8	9.9	5.8	4.1

Total Global Sales	$3,271.6	$2,794.2	17.1	6.8	10.3

N/M - Not Meaningful

(a)	See (a) on previous table.

Note: Certain 2007 details have been reclassified to conform to current year presentation.

Pharmaceutical

Global sales of our pharmaceutical products grew 15.6% (10.1% in constant currency) in the six months ended June 30, 2008. Sales of key products in all major therapeutic categories reflected volume gains.

In glaucoma products, combined sales of our family of TRAVATAN® products, including TRAVATAN®, TRAVATAN®Z™ and DuoTrav™, grew 26.1% for the six months ended June 30, 2008. During the six months ended June 30, 2008, Azopt® posted a 25.6% sales increase. Sales growth for our glaucoma products came both from inside and outside the United States with a larger contribution from the International markets.

Sales of Vigamox® increased 11.3%, due to increased sales both inside and outside the United States, as physicians converted to it from older anti-infective drugs. Sales of TobraDex® ophthalmic suspension and ointment, our combination drug for the treatment of infection and inflammation, rose 7.0%, from growth outside the United

States, during the six months ended June 30, 2008 compared to the same period of the prior year. Sales of NEVANAC® grew 43.5% in the same period due to increased use of NSAIDs after cataract surgery.

Despite some contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™, grew 10.3% in the six months ended June 30, 2008. Commercial distribution in the United States of Pataday™, the only once-a-day ocular prescription allergy medicine, commenced in January 2007. Pataday™ achieved share gains in the U.S. ocular allergy market in 2008 despite a less severe allergy season. A larger portion of the increase in sales reflected growth outside the United States.

Sales of otic/nasal products increased 17.0% in the six months ended June 30, 2008 over the same period of 2007. U.S. market share gains for CIPRODEX® were responsible for an 8.3% increase in our otic products sales during 2008. In addition, the initial distribution and U.S. launch of Patanase® began subsequent to its FDA approval in April 2008.

The improvement in the other pharmaceuticals/rebates line for the six months ended June 30, 2008 compared to 2007 was the result of growth in sales of various miscellaneous products and a reduction in sales return provisions. This was partially offset by changes in a U.S. government rebate program. During the six months ended June 30, 2007, we recognized approximately $7.9 million for reimbursement we received related to rebates. We paid the rebates prior to October 2006 under the TRICARE rebate program, which was discontinued. This rebate program was reinstated for eligible sales beginning in January 2008.

Surgical

Global sales of our surgical products grew 20.9% (12.6% in constant currency) to $1,466.6 million in the six months ended June 30, 2008, compared to 2007. Higher sales of intraocular lenses, as well as other cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for most of the growth. The acquisition of a majority interest in WaveLight AG in November 2007 expanded sales of our refractive products for this period in 2008.

Sales of intraocular lenses increased 23.6% in the six months ended June 30, 2008. This increase reflected continued growth in the market and in our market share, as well as the shift in demand from lower-priced intraocular lenses to the AcrySof® IQ aspheric intraocular lens and advanced technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and the AcrySof® Toric intraocular lens that corrects pre-existing astigmatism. In the third quarter of 2007, we began selling the AcrySof® ReSTOR® Aspheric apodized diffractive intraocular lens for the visual correction of aphakia. Global sales of advanced technology lenses grew 60.9% in the six months ended June 30, 2008, compared to the same period in 2007.

Sales of other surgical products grew faster in the International markets from improving financial conditions in those markets and from introduction of products in new markets. Global sales of cataract procedure packs and phaco cassette packs rose 18.8% and 13.2%, respectively. Sales of viscoelastics increased 15.7%. Sales of vitreoretinal machine packs grew 31.4% and sales of other vitreoretinal disposables produced a 23.3% increase.

Refractive sales rose 185.3% to $61.9 million for the six months ended June 30, 2008. Despite a decline in LADARVision® technology fees in 2008, refractive sales for the period increased as a result of third-party sales of WaveLight products and procedure fees. We acquired a controlling interest in WaveLight in November 2007.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care, artificial tears and other general eye care products, grew 9.9% (4.1% in constant currency) to $431.5 million in the six months ended June 30, 2008. This increase is net of decreases from discontinuing certain private label consumer products with lower margins.

Sales of our contact lens disinfectants increased 8.1% in the six months ended June 30, 2008 compared to the same period in 2007. Sales growth of our contact lens disinfectants reflected market share gains after a major competitor withdrew one of its leading products from the market during the second quarter of 2007. The withdrawal created a surge in demand for alternate products. Since the competitor's recall, our OPTI-FREE® RepleniSH® has continued to gain market share. We continue to introduce it in new International markets.

Sales of our artificial tears products grew 17.9% over the same period. Higher sales of Systane accounted for most of the growth. More than half of the sales growth for Systane® came from International markets reflecting the introduction of the product in additional markets since the prior period, as well as continued growth in existing markets. Higher sales of Tears Naturale® in International markets provided the remaining growth.

Gross Profit

Gross profit increased 17.5% to $2,458.8 million in the six months ended June 30, 2008 from $2,091.9 million in 2007. Gross profit increased as a percent of sales to 75.2% in the six months ended June 30, 2008 from 74.9% in 2007, mainly due to $24.0 million of losses in 2007 related to the impairment discussed in note 6 to the condensed consolidated financial statements. Gross profit margin was negatively affected by costs related to the integration of WaveLight's operations (as well as the inclusion of WaveLight's gross margin in 2008), rebate variations related to certain government programs and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses increased 19.1% to $1,011.1 million in the six months ended June 30, 2008 from $848.6 million in 2007. Selling, general and administrative expense as a percentage of sales increased to 30.9% in 2008 from 30.4% in 2007, primarily due to costs for start-up of the new shared service center in Fribourg, Switzerland, investment in additional sales force staffing in the United States, Japan and emerging markets, and the integration and operating expenses of WaveLight.

Research and development expenses increased 5.0% to $287.1 million (or 8.8% of sales) in the six months ended June 30, 2008 from $273.4 million (or 9.8% of sales) in 2007. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. Research and development expenses are expected to increase as a percent of sales in future quarters, as we complete enrollments in certain clinical studies.

Amortization of intangibles decreased to $14.9 million in the six months ended June 30, 2008, from $30.3 million in 2007. Amortization in 2007 included impairment losses of $8.7 million, discussed in note 6 to the condensed consolidated financial statements. Certain license agreements for pharmaceutical products became fully amortized reducing amortization in the most recent period.

Operating Income

Operating income increased 21.9% to $1,145.7 million in the six months ended June 30, 2008 from $939.6 million in 2007. This increase in 2008 reflected increased sales volume and favorable foreign exchange rates in 2008 and charges of $32.7 million related to the impairment in 2007. In addition, operating expenses grew at a slower pace than sales.

Alcon United States business segment operating income increased 7.5% to $803.4 million, or 55.0% of sales, in the six months ended June 30, 2008 from $747.3 million, or 54.5% of sales, in 2007. Operating income as a percent of sales improved in 2008 as a result of sales volume gains and product mix. Gross profit grew faster than sales, while amortization expense declined in the United States.

Alcon International business segment operating income increased 25.5% to $758.4 million, or 41.9% of sales, in the six months ended June 30, 2008 from $604.4 million, or 42.5% of sales in 2007. In 2008, operating income margins decreased as a result of lower gross margins due to the inclusion of WaveLight, as well as direct selling expenses associated with recent pharmaceutical product launches in Japan.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4)

share-based compensation. In 2007, general corporate expenses included $32.7 million of losses related to impairment.

Interest and Other Income (Expenses)

Interest income increased 32.8% to $46.2 million in the six months ended June 30, 2008 from $34.8 million in 2007, primarily as a result of increased cash and cash equivalents balances, partially offset by lower short term interest rates in 2008. Interest expense rose 50.0% to $31.8 million in the six months ended June 30, 2008 from $21.2 million in 2007, resulting from increased borrowings, slightly offset by decreased interest rates.

Other, net, included gains (losses) on investments for the six months ended June 30, 2008 and 2007 as follows:

	Six months ended June 30,
	2008	2007
	(in millions)
Realized gains (losses) on sale of equity and fixed income securities	$(0.6)	$17.7
Unrealized gains (losses) on investments classified as trading securities	(9.9)	2.7
Other	0.4	(2.1)

Total	$(10.1)	$18.3

Unrealized losses on trading securities in 2008 reflect mark-to-market losses on hedge funds and other trading securities.

Income Tax Expense

Income tax expense decreased to $156.9 million in the six months ended June 30, 2008 from $181.9 million in the same period of 2007. The effective tax rate was 13.6% in the six months ended June 30, 2008, compared to 18.6% in the six months ended June 30, 2007. The 13.6% effective tax rate for the six months ended June 30, 2008 reflected the combined effects of (i) product and geographic earnings mix, including a larger share of research and development funding from the United States, (ii) the expiration of the research and experimentation tax credit at the end of 2007, and (iii) the Swiss tax benefits associated with the expansion of the Company's global administration operations. The effective tax rate for the six months ended June 30, 2007 included the reversal of deferred tax liabilities at U.S. tax rates caused by first quarter impairment losses.

Net Earnings

Net earnings increased 25.3% to $995.8 million in the six months ended June 30, 2008 from $794.6 million in the same period in 2007. This increase resulted from the 2007 after-tax charges of $20.8 million related to impairment, 2008 sales growth that exceeded increases in operating expenses, and income tax rate reductions, partially offset by lower investment income.

Product Development

During the 2008 second quarter, the FDA issued an approvable letter informing the Company that additional information will be required to support the approval of TobraDex® ST ophthalmic suspension for the treatment of inflammatory ocular conditions for which a corticosteroid is indicated and where a superficial bacterial infection or risk of infection exists. The Company expects to complete additional testing pursuant to the FDA's direction and submit the data to the FDA in the third quarter of 2008.

In June 2008, Alcon and Amgen terminated their collaboration agreement to develop and commercialize ophthalmic therapies in accordance with the terms of the agreement. The agreement was terminated because no compounds had been identified for development in ophthalmology and the parties chose to focus efforts in other endeavors.

On July 11, 2008, we announced that the Company terminated the development program designed to evaluate the benefit of anecortave acetate treatment on the risk for developing sight-threatening choroidal neovascularization secondary to age-related macular degeneration. The decision followed a planned interim analysis of studies that was performed after 2,546 patients had completed the 24 month time point. In this analysis, anecortave acetate showed no effect on the primary or secondary endpoints. In addition, the Company also terminated two smaller studies with an identical design that were being conducted in Asia.

The Company continues to study anecortave acetate administered as an anterior juxtascleral depot to reduce intraocular pressure in patients with open-angle glaucoma.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At June 30, 2008, the Company reported cash and cash equivalents of $2,236.8 million, total short term borrowings and debt of $1,654.3 million and consolidated shareholders’ equity of $3,861.8 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland, and Bermuda, while the Company’s debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. At June 30, 2008, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $14.9 million, short term investments of $213.5 million and long term investments of $32.1 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

Cash Flows

During the six months ended June 30, 2008, the Company generated operating cash flow of $1,072.0 million, primarily from net earnings, compared to $346.7 million in the same period of 2007. In 2007, $520.8 million of cash was used to purchase trading securities, which reduced operating cash flow in that period. In 2008 and 2007, a portion of the operating cash flow was used to pay dividends to common shareholders, as discussed under "Financing Activities," and for investing activities.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2008 was $149.5 million. Sales of available-for-sale investments provided cash from investing activities to a lesser extent in 2008 than in 2007. Capital expenditures increased in 2008 and reduced net cash from investing activities. Our capital expenditures were principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. Additions to intangible assets were discussed in note 7 to the condensed consolidated financial statements.

During 2007, we sold a portion of our available-for-sale investments receiving proceeds of $135.7 million and reinvested $23.4 million in other available-for-sale investments. These investments were primarily denominated in U.S. dollars. The Company has invested in a combination of debt, equity, and other investments primarily to plan for obligations under certain deferred compensation arrangements and to generate additional returns within established risk parameters.

In April 2008, we announced plans to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia. We plan to break ground in 2009 with the 250,000 square foot facility being fully functional in 2012.

Financing Activities

During the six months ended June 30, 2008, we decreased our short term borrowings by $152.2 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2008, approximately 2.8 million stock options granted to employees in 2005 became exercisable. During 2008, approximately 1.5 million options were exercised, providing proceeds of $93.4 million to the Company.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that became exercisable in 2006 and 2005.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012. Through June 30, 2008, we cumulatively have purchased approximately 24.4 million Alcon common shares (including approximately 0.1 million shares in 2008) for $2,594.2 million (including $21.4 million in 2008).

To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings. At the annual general meeting on May 6, 2008, Alcon's shareholders approved the cancellation of 7.7 million Alcon common shares that had been purchased as treasury shares, and the reduction in Alcon's share capital by a corresponding amount. After the fulfillment of certain formal Swiss requirements, the cancellation is expected to become effective in July or August 2008.

In March 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 13 to the condensed consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S. Securities Exchange Act of 1934 Rule 10b-18.

The program authorized in December 2007 was in addition to the Company's pre-existing share repurchase program, under which, as of June 30, 2008, the Company had remaining authorization to purchase up to 2.7 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. The board of directors will review all share repurchase programs at a future board meeting.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 22, 2008, we paid a dividend of CHF 2.63 per common share, or approximately $2.50 per common share at the exchange rate in effect on May 22, 2008, totaling $749.7 million. This total excluded $0.4 million of dividends that subsequently will be paid in shares upon withdrawal of Alcon common shares from the Alcon Executive Deferred Compensation Plan.

Capital Resources

We expect to meet our current liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below, or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of June 30, 2008, the Company had credit and commercial paper facilities totaling approximately $3.2 billion available worldwide, including a $2.0 billion commercial paper facility. As of June 30, 2008, $1.1 billion of the commercial paper was outstanding at an average interest rate of 2.4% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In the event that Novartis AG acquires Nestlé's remaining 52% ownership of Alcon pursuant to the options discussed in note 13 to the condensed consolidated financial statements, the parties have agreed that the Company would cease to issue new commercial paper under Nestlé's commercial paper guarantee. However, Nestlé's guarantee would remain valid for up to 18 months for commercial paper issued prior to Novartis' acquisition of the majority of Alcon's common shares.

We pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($47.3 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction. The loan contains a provision that may accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $403.6 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2008, $125.2 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $811.2 million under which there was an aggregate outstanding balance of $407.1 million at June 30, 2008. Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 4.2% at June 30, 2008.

Valuation of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

As indicated in note 5 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment advisors. These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, who reflect valuations conducted according to their respective fund pricing policies and asset types. The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements. The financial liabilities presented at fair value and categorized as Level 3 were interest rate derivatives recognized after the Company's acquisition of a majority stake in WaveLight in November 2007.

Financial assets and liabilities presented at fair value and categorized as Level 3 were generally consistent as of June 30, 2008, as compared with December 31, 2007. The table presented below summarized the Company's Level 3 assets and liabilities at June 30, 2008 and December 31, 2007:

	June 30,	December 31,
	2008	2007
	(in millions)

Level 3 assets	$442.7	$485.5
Less: Level 3 derivative liabilities	(3.0)	(2.5)

Level 3 assets (net of derivative liabilities)	$439.7	$483.0

Total assets	$7,462.3	$7,015.6

Total assets measured at fair value	$692.7	$714.9
Less: derivative liabilities measured at fair value	(7.7)	(4.8)

Assets measured at fair value (net of derivative liabilities)	$685.0	$710.1

Level 3 assets as a percent of total assets	6%	7%
Level 3 assets as a percent of total assets measured at
fair value	64%	68%
Level 3 assets (net of derivative liabilities) as a percent of assets
measured at fair value (net of derivative liabilities)	64%	68%

For a further discussion regarding the measurement of financial instruments, see note 5 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At June 30, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 14% of the outstanding balance of our total accounts receivable. Sales to one customer of the United States business segment represented $354.6 million of the Company's consolidated sales in the six months ended June 30, 2008.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount from $15,000 to $350,000. We conduct credit analysis of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 21 years, we have offered financing programs for surgical equipment and losses have not been material to our operations. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged. A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, if non-U.S. dollar currencies were to decline, such a decline may adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations," that revised SFAS No. 141, "Business Combinations", which requires that the purchase method of accounting be used for all business combinations. The revised SFAS requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value." Under this statement, all business combinations will be accounted for by applying the acquisition method. The statement is effective for periods beginning on or after December 15, 2008. Earlier application is prohibited. The statement will be applied to business combinations occurring after the effective date.

Contemporaneously, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51." This statement addresses the accounting and disclosures related to minority interests and other noncontrolling interests and is effective for fiscal years and interim periods beginning on or after December 15, 2008. Earlier adoption is prohibited.

Because of the extensive effort needed to comply with adopting SFAS Nos. 141(revised) and 160, reasonably estimating the impact of adopting these statements on our financial statements is not practicable at the date of this report.

At its December 12, 2007 meeting, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 07-1, "Accounting for Collaborative Arrangements." Companies in the biotechnology or pharmaceutical industries may enter into agreements with other companies to collaboratively develop, manufacture, and market a drug candidate. In some cases, collaboration agreements are entered into between a smaller biotechnology or pharmaceutical company that is conducting research and development activities on a particular drug candidate and a large, established pharmaceutical company. In other cases, two large established pharmaceutical companies will enter into a collaboration agreement to mitigate the risk or combine two existing drugs into a new single dose drug. The focus is on how to determine whether a collaborative agreement is within the scope of this issue; how costs incurred and revenue generated on sales to third parties should be reported by the partners to joint development agreements in each of their respective income statements; how sharing payments made to, or received by, a partner pursuant to a collaboration agreement should be presented in the income statement; and the disclosures that should be required, if any, related to the combined sales and expenses of the partners to a collaboration agreement that are used to compute the payments made/received. The Task Force decided to change the effective date of this issue to be effective for fiscal years beginning after December 15, 2008. The Company continues to review this consensus and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies." The SOP defines investment companies for the application of the AICPA Audit and Accounting Guide on investment companies and provides guidance about whether an investment company's parent should retain investment-company accounting in its consolidated financial statements. Under investment-company accounting, most assets are carried at fair value with changes in fair value reflected currently in earnings. The SOP was scheduled to be effective for fiscal years beginning on or after December 15, 2007. At its February 14, 2008 meeting, the FASB adopted FASB Staff Position No. SOP 07-1-1 that indefinitely defers the effective date of SOP No. 07-1, to allow the FASB time to address certain implementation issues. The Company continues to review this SOP but has not yet determined the impact, if any, of the SOP on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." This statement requires enhanced disclosures about an entity's derivative and hedging activities. Enhanced disclosures include (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company continues to review this statement and has not yet determined the impact, if any, of its adoption on the Company's results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company has begun to review this FSP and has not yet determined the impact, if any, of its adoption on the Company's results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The statement is effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to Auditing Standards Section No. 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of this statement is not expected to have a material effect on the Company's financial statements.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we target hedging less than or equal to 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities. Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at June 30, 2008 would have decreased our earnings before income taxes by approximately $33.6 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars. At June 30, 2008, the financial instruments were as follows:

$264.9 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by our Swiss subsidiaries.

$106.1 million equivalent notional amount of forward currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$4.6 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$66.4 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros and British pounds sterling) held by Alcon.

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At June 30, 2008, the majority of our loans were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.9% at June 30, 2008) instrument. At June 30, 2008, the fair value of the interest rate swap was $0.7 million, based on market data including the relevant interest rate. The equivalent notional principal amount at June 30, 2008 was $47.3 million.

At June 30, 2008, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

	Fair Value/
Variable Rate Instruments	Notional Amount
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$2,236.8

Liabilities:
Short Term Debt - Variable Rate	1,598.9
Long Term Debt - Variable Rate	3.4
Interest Rate Swaps - Variable Rate	47.3

	1% Decrease	1% Increase
Annual Pretax Earnings Effect on Above Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(22.4)	$22.4
Debt	16.0	(16.0)
Swaps	0.5	(0.5)

Total	$(5.9)	$5.9

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company’s fixed income portfolios classified as available-for-sale investments was approximately $154.0 million at June 30, 2008, of which $95.8 were senior secured bank loans and $58.2 million were mortgage-backed securities. The market value of the Company’s fixed income portfolios classified as trading securities was approximately $302.6 million at June 30, 2008, of which $243.5 million were global fixed income and $59.1 million were senior secured loans.

Equity and Other Market Risk

We purchase investments in equity securities, hedge funds and real estate investment trusts ("REITs") as part of our overall investment strategy for corporate liquidities. The Company's equity investments are professionally managed by firms with long term performance records. Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly. At June 30, 2008, the fair value of the Company's equity securities, hedge funds and REITs were $32.1 million, $171.1 million and $29.2 million, respectively. The equity securities are classified as available-for-sale, while the hedge funds and REIT investments are classified as trading securities.

The values of these investments are subject to market price volatility. The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities Given		Value of Securities Given
	Hypothetical 10% Decline	Fair Value as of	Hypothetical 10% Increase
	in Price of All Securities	June 30, 2008	in Price of All Securities
		(in millions)
Equities	$28.9	$32.1	$35.3
Hedge Funds	154.0	171.1	188.2
REITs	26.3	29.2	32.1

Total	$209.2	$232.4	$255.6

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented. The Company's investment portfolio, of which these investments are a component, has been constructed to generate returns within established risk parameters deploying asset classes whose returns are not perfectly correlated.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the six-month period ended June 30, 2008 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d) (e)

January 1 to 31, 2008	731	$143.03	731	2,734,035
February 1 to 29, 2008	645	146.03	645	2,733,390
March 1 to 31, 2008	158,531	133.44	158,531	2,724,859
April 1 to 30, 2008	192	142.30	192	2,724,667
May 1 to 31, 2008	--	--	--	2,724,667
June 1 to 30, 2008	--	--	--	2,724,667

Total	160,099	133.55	160,099	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)

In addition to the purchases disclosed in this table, during 2008 the Company also acquired 11,547 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)

On February 7, 2007, Alcon's board of directors authorized the purchase in the market of up to 5,000,000 Alcon common shares. Following acquisition, these shares may be used to satisfy share-based awards and/or presented for cancellation and retirement to the extent approved by Alcon's shareholders.

On September 7, 2007, Alcon's board of directors authorized another purchase in the market of up to an additional 2,000,000 Alcon common shares. The Company plans to use the acquired shares to cover the expected future exercise of employee share-based awards. From time to time, the Company may purchase shares in the open market.

(e)

In March 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company terminated the pro rata share repurchase agreement that it had entered into following the December 2007 authorization by the board of directors of the share repurchase program that provided for the purchase of up to $1.1 billion of Alcon common shares. Prior to its termination, the Company had purchased a total of 150,000 shares under the agreement, comprised of 112,500 shares from the Company's majority shareholder, Nestlé, and 37,500 shares from the market, for a total of $20.0 million. The price for the shares purchased from Nestlé under the agreement was equal to the volume-weighted average price for such shares determined in accordance with U.S. Securities Exchange Act of 1934 Rule 10b-18.

Because this program was defined in U.S. dollars rather than a number of shares, no amount was included in the "Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs" in the above table. The 150,000 shares were included in the other columns of the table.

The program authorized in December 2007 was in addition to the Company’s pre-existing share repurchase program, under which, as of June 30, 2008, the Company had remaining authorization to purchase up to approximately 2.7 million shares. In April 2008, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. The board of directors will review all share repurchase programs at a future board meeting.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," " should," "could" "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer HealthCare AG. Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	July 24, 2008	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date	July 24, 2008	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact